VIA COURIER AND EDGAR

June 3, 2014

Re:	Blackstone Mortgage Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 001-14788

Duc Dang

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dang:

On behalf of Blackstone Mortgage Trust, Inc., we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 28, 2014, regarding our Form 10-K for the year ended December 31, 2013 filed on February 18, 2014 (our “2013 Form 10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed 2013 Form 10-K.

II. Loan Origination Portfolio, page 58

1.	We note your disclosure regarding “weighted average all-in yield.” Please tell us what is included in the “other items” referenced in footnote 2.

We respectfully advise the Staff that in addition to the weighted-average cash coupon and amortization of deferred origination fees, the “weighted-average all-in yield” of our loans as of December 31, 2013 includes “other items” of (i) amortization of loan origination expenses, and (ii) accrual of loan exit fees. Although the exact contribution of each of these items varies from period-to-period on a weighted-average basis, a significant majority of the difference between the weighted-average cash coupon rate and weighted-average all-in yield relates to the amortization of deferred origination fees.

345 Park Avenue — 42nd Floor — New York, New York 10154

Mr. Duc Dang

June 3, 2014

2.	Please tell us if prepayment represents a material risk to your operations. If so, please tell us how or if your loans are protected from such risk.

We respectfully advise the Staff that as an originator of floating-rate mortgage loans secured by commercial real estate, our loans are contractually open to prepayment following a lock-out/yield maintenance period generally between 12-24 months, which terms are customary for similar loans made by other companies in the commercial mortgage industry. Since our loans are, by design, able to be repaid prior to maturity, we have organized our business accordingly and therefore do not consider prepayment a material risk to our operations.

However, there is a risk that an abundance of repayments in a given period could exceed our loan originations during such period, which would cause a decline in the size of our loan portfolio, as well as a risk that in a period of declining interest rate spreads, we may be unable to originate sufficient loans with attractive yields to replace the loans that have repaid, which would cause a decline in the overall yield of our loan portfolio. We seek to mitigate these risks through our asset management process whereby we are in regular contact with our borrowers so we are in a better position to either (i) provide a new loan upon the occurrence of a sale or refinancing of our collateral property, or (ii) modify the terms of an existing loan to prevent its repayment.

We respectfully advise the Staff that we have included a risk factor regarding the risks related to prepayments on page 11 of our 2013 Form 10-K.

*        *        *

Mr. Duc Dang

June 3, 2014

At the request of the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 583-5745 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

BLACKSTONE MORTGAGE TRUST, INC.

/s/ Paul D. Quinlan
Paul D. Quinlan
Chief Financial Officer

cc: Securities and Exchange Commission

Ms. Stacie Gorman